Filed pursuant to
General instruction
II.K. of Form F-9;
File No. 333-147725

PROSPECTUS SUPPLEMENT
April 24, 2008
(To Prospectus Dated December 17, 2007)
US$650,000,000

Canadian National Railway Company
US$325,000,000 4.95% Notes due 2014
US$325,000,000 5.55% Notes due 2018

Interest on the 4.95% Notes due 2014 (the “2014 Notes”) and the 5.55% Notes due 2018 (the “2018 Notes” and, together with the 2014 Notes, the “Offered Securities”) is payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2008 in respect of the 2014 Notes and on May 15 and November 15 of each year, commencing on November 15, 2008, in respect of the 2018 Notes. The Offered Securities are redeemable, in whole or in part, at the option of Canadian National Railway Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at the redemption prices and subject to the conditions set forth herein. See “Description of Offered Securities — Optional Redemption”.

The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured indebtedness, but will be effectively junior to obligations of the Company’s subsidiaries. See “Description of Offered Securities — General”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Offered Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that some or all of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any U.S. state securities commission nor has the U.S. Securities and Exchange Commission or any U.S. state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2014 Note	Total		Per 2018 Note	Total

Public offering price	99.571%	US$	323,605,750	99.564%	US$	323,583,000
Underwriting commission	0.600%	US$	1,950,000	0.650%	US$	2,112,500
Proceeds to CN (before expenses)(1)	98.971%	US$	321,655,750	98.914%	US$	321,470,500

(1)	Plus accrued interest, if any, from May 1, 2008, if settlement occurs after that date.

The underwriters are offering the Offered Securities subject to various conditions. The underwriters expect to deliver the Offered Securities to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about May 1, 2008.

There is no established trading market through which the Offered Securities may be sold and investors may not be able to resell the Offered Securities purchased under this prospectus supplement and the accompanying prospectus.

In connection with the offering of the Offered Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The underwriters are subsidiaries of banks which are members of a syndicate of financial institutions that has made credit facilities available to the Company and to which the Company is currently indebted. Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” of such underwriters. See “Underwriting”.

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities
Co-Managers
BMO Capital Markets
BNP PARIBAS
Citi
JPMorgan
RBC Capital Markets
Scotia Capital

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these Offered Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement.

Prospectus

In this prospectus supplement, unless the context otherwise indicates, the “Company,” “CN,” “we,” “us” and “our” each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(1)	the Annual Information Form of the Company dated February 11, 2008 for the year ended December 31, 2007;

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 and notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as contained in the Company’s 2007 Annual Report;

(3)	the Company’s Management’s Discussion and Analysis contained in the Company’s 2007 Annual Report;

(4)	the Company’s Management Information Circular dated March 4, 2008 prepared in connection with the Company’s annual meeting of shareholders held on April 22, 2008; and

(5)	the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2008 and notes related thereto prepared in accordance with U.S. GAAP, including the Company’s Management’s Discussion and Analysis dated April 21, 2008 related thereto.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Offered Securities will be approximately US$643 million after deducting underwriting commissions and other expenses related to the offering. The Company plans to use such proceeds to repay a portion of its outstanding commercial paper and to reduce a portion of its accounts receivable securitization program (collectively, the “Repayments”). The indebtedness being repaid was incurred by the Company for general corporate purposes, including for the financing of the Company’s share repurchase program.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 31, 2007 and March 31, 2008 and the latter as adjusted to give effect to the issuance of the Offered Securities and the Repayments.

This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and the related notes thereto and our unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

		As Adjusted
	March 31, 2008	March 31, 2008	December 31, 2007
	(Unaudited)		(Audited)
	(In millions)

Current portion of long-term debt	$269	$269	$254
Long-term debt	6,064	5,712	5,363
Offered Securities(1)	—	667	—

Total debt	6,333	6,648	5,617

Shareholders’ equity
Common shares	4,241	4,241	4,283
Accumulated other comprehensive income (loss)	9	9	(31)
Retained earnings	5,823	5,812	5,925

Total shareholders’ equity	10,073	10,062	10,177

Total capitalization	$16,406	$16,710	$15,794

(1)	Converted into Canadian dollars using the following exchange rate: US$1.00 = Cdn.$1.0265.

EARNINGS COVERAGES

The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2007 and March 31, 2008 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of such dates and are adjusted to give effect to the issuance of the Offered Securities and the Repayments.

The Company’s interest expense requirements would have amounted to approximately $366 million and $359 million for the twelve-month periods ended December 31, 2007 and March 31, 2008, respectively. The Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2007 and March 31, 2008 would have been approximately $3,071 million and $3,003 million, respectively, which is 8.39 times and 8.36 times the Company’s interest expense requirements for these periods.

DESCRIPTION OF OFFERED SECURITIES

Reference should be made to the accompanying prospectus for a more detailed summary of certain provisions of the Offered Securities. The description of the Offered Securities in this prospectus supplement supplements the description of the Company’s securities contained in the accompanying prospectus. If the descriptions contained in these documents are inconsistent, the description contained in this prospectus supplement controls. Capitalized terms used but not defined herein have the meanings given to them in the accompanying prospectus.

Unless otherwise indicated, references to “CN” or the “Company” in this “Description of Offered Securities” are to Canadian National Railway Company but not to any of its subsidiaries.

General

The Offered Securities will be issued in fully registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 thereof under an indenture dated as of June 1, 1998 (the “U.S. Indenture”) between the Company and The Bank of New York, as trustee (the “U.S. Trustee”). The aggregate principal amount of the 2014 Notes will be initially limited to US$325,000,000, and the aggregate principal amount of the 2018 Notes will be initially limited to US$325,000,000. The U.S. Indenture does not limit the amount of debt securities that may be issued by the Company. The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured debt.

The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company’s subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Offered Securities. The Offered Securities therefore are effectively subordinated to creditors of the Company’s subsidiaries. The Offered Securities are also subordinated to any liabilities of the Company that are secured by any of the Company’s assets including, without limitation, those under capital leases.

The Company and its subsidiaries may incur additional obligations in the future.

The 2014 Notes and the 2018 Notes will mature on January 15, 2014 and May 15, 2018, respectively, but are subject to earlier optional redemption as described under “— Optional Redemption” below. The Offered Securities are not entitled to the benefit of any sinking fund.

Interest will accrue on the principal amount of each of the 2014 Notes and 2018 Notes at annual rates of 4.95% and 5.55%, respectively, from and including May 1, 2008 (the “Original Issue Date”) to but excluding the date on which the principal amount is paid in full. Interest accrued on the 2014 Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2008, to the holder of record of such 2014 Notes on the January 1 or July 1 preceding the next interest payment date. Interest accrued on the 2018 Notes will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2008, to the holder of record of such 2018 Notes on the May 1 or November 1 preceding the next interest payment date.

If any interest, principal or other payment to be made in respect of the Offered Securities would otherwise be due on a day that is not a Business Day, payment may be made on the next succeeding day that is a Business Day, with the same effect as if payment were made on the due date. “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close.

Transfers of the Offered Securities are registrable and principal is payable at the corporate trust office of the U.S. Trustee at 101 Barclay Street, Floor 4E, New York, New York 10286, Attention: Global Trust Services. The Offered Securities will initially be issued in global form. See “— Global Securities” below.

Optional Redemption

The 2014 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2014 Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the 2014 Notes or portions thereof called for redemption on such date.

The 2018 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2018 Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the 2018 Notes or portions thereof called for redemption on such date.

“Comparable Treasury Issue” means, with respect to the 2014 Notes or the 2018 Notes, the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the 2014 Notes or the 2018 Notes, as the case may be, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2014 Notes or the 2018 Notes, as the case may be.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (if any), or (ii) if the U.S. Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

“Reference Treasury Dealer” means each of (1) Banc of America Securities LLC, (2) one other primary U.S. Government securities dealer in New York City selected by Wachovia Capital Markets, LLC, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case Wachovia Capital Markets, LLC shall substitute therefor another Primary Treasury Dealer, and (3) three other securities dealers selected by the Company or their affiliates which are Primary Treasury Dealers, unless any of them ceases to be a Primary Treasury Dealer, in which case the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the U.S. Trustee by such Reference Treasury Dealer at 3:30 P.M. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date with respect to the applicable Offered Securities, the rate per annum equal to the semi-annual equivalent yield to maturity of, or interpolated (on a day count basis) from, the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Change of Control Repurchase Event

If a change of control repurchase event occurs with respect to either or both the 2014 Notes or 2018 Notes, unless we have exercised our right to redeem the 2014 Notes or 2018 Notes as described above, we will be required to make an offer to each holder of either or both the 2014 Notes or 2018 Notes, as the case may be, to repurchase all or any part (in minimum denominations of US$2,000 and integral multiples of US$1,000 thereof) of that holder’s 2014 Notes or 2018 Notes, as the case may be, at a repurchase price in cash equal to 101% of the aggregate principal amount of such securities repurchased plus any accrued and unpaid interest on the securities repurchased to, but not including, the date of repurchase. Within 30 days following a change of control repurchase event or, at our option, prior to a change of control, but after the public announcement of the change of control, we will mail a notice to each holder, with a copy to the U.S. Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase securities on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. The Company will comply with the requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Offered Securities as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the Offered Securities, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the Offered Securities by virtue of such conflict.

On the repurchase date following a change of control repurchase event, the Company will, to the extent lawful:

(1)	accept for payment all 2014 Notes or 2018 Notes or portions of 2014 Notes and 2018 Notes, as applicable, properly tendered pursuant to its offer;

(2)	deposit with the U.S. Trustee an amount equal to the aggregate purchase price in respect of all 2014 Notes and 2018 Notes or portions of 2014 Notes and 2018 Notes, as applicable, properly tendered; and

(3)	deliver or cause to be delivered to the U.S. Trustee the Offered Securities properly accepted, together with an officers’ certificate stating the aggregate principal amount of Offered Securities being purchased by the Company.

The U.S. Trustee will promptly deliver by wire transfer to each holder of Offered Securities properly tendered the purchase price for the Offered Securities, and the U.S. Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new security equal in principal amount to any unpurchased portion of any Offered Securities surrendered; provided that each new security will be in a minimum denomination of US$2,000 and integral multiples of US$1,000.

The Company will not be required to make an offer to repurchase the 2014 Notes or 2018 Notes, as applicable, upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all 2014 Notes or 2018 Notes, as applicable, properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“below investment grade ratings event” means, with respect to the 2014 Notes or 2018 Notes, as the case may be, on any day within the 60-day period (which period shall be extended so long as the rating of the 2014 Notes or 2018 Notes, as the case may be, is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention by the Company to effect a change of control, the 2014 Notes or 2018 Notes, as the case may be, are rated below investment grade by at least two of three rating agencies if there are three rating agencies, or all of the rating agencies if there are less than three rating agencies. Notwithstanding the foregoing, a below investment grade ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the U.S. Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event).

“change of control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s voting stock or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.

“change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event with respect to the 2014 Notes or 2018 Notes, as the case may be.

“DBRS” means Dominion Bond Rating Service Limited.

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of

S&P); a rating of BBB(low) or better by DBRS (or its equivalent under any successor rating categories of DBRS); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by the Company.

“Moody’s” means Moody’s Investors Services, Inc.

“rating agency” means (1) each of Moody’s, DBRS and S&P; and (2) if any of Moody’s, DBRS and S&P ceases to rate the securities or fails to make a rating of the securities publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by the Company (as certified by the Company’s Chief Executive Officer or Chief Financial Officer) as a replacement agency for Moody’s, DBRS and S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the 2014 Notes and 2018 Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Company could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the 2014 Notes or 2018 Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings on the 2014 Notes and 2018 Notes.

The Company may not have sufficient funds to repurchase all the 2014 Notes or 2018 Notes upon a change of control repurchase event.

Further Issues

The Company may from time to time, without notice to or the consent of any registered holders, create and issue further notes ranking equally and ratably with the 2014 Notes and the 2018 Notes. Those further notes will be consolidated and form a single series with the 2014 Notes or 2018 Notes, as the case may be, and will have the same terms as to status, redemption or otherwise.

U.S. Indenture

     Modification

The U.S. Indenture permits the Company and the U.S. Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of each series of Outstanding Securities (as defined in the U.S. Indenture) issued pursuant to the U.S. Indenture (including the 2014 Notes and 2018 Notes) affected by the modifications and at the time outstanding, to modify the U.S. Indenture or any supplemental indenture or the rights of the holders of such series, except that no such modification shall without the consent of the holders of all such Outstanding Securities so affected (i) extend the fixed maturity of any Outstanding Security issued pursuant to the U.S. Indenture, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any redemption premium thereon, or (ii) reduce the aforesaid percentage of Outstanding Securities necessary to modify the U.S. Indenture or any supplemental indenture.

The U.S. Indenture also permits the Company and the U.S. Trustee, without the consent of holders of Securities (as defined in the U.S. Indenture) of any series (including the 2014 Notes and 2018 Notes), to enter into indentures supplemental to the U.S. Indenture for certain purposes, including (i) to change or eliminate any of the provisions of the U.S. Indenture, provided that any such change or elimination (A) shall neither (1) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the holders of any such Security with respect to such provision or (B) shall become effective only when there is no such Security outstanding or (ii) to cure any ambiguity or to correct or supplement any provision contained in the U.S. Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the U.S. Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the U.S. Indenture as shall not adversely affect the interests of holders of Securities of any series issued pursuant to the U.S. Indenture.

     Events of Default

An event of default (an “Event of Default”) with respect to any series of Securities issued pursuant to the U.S. Indenture is defined in the U.S. Indenture as being: default for 30 days in payment of interest on that series; default in payment of principal (or premium, if any); default in the deposit of any mandatory sinking fund payment on that series; default by the Company in the performance of any of the other covenants or warranties in the U.S. Indenture relating to that series which shall not have been remedied within a period of 60 days after notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; default by the Company under any mortgage, indenture or instrument evidencing or under which there may be issued indebtedness for money borrowed (i) which constitutes a failure to pay when due, after the expiration of any applicable grace period, principal in an amount in excess of US$75 million or (ii) which results in such indebtedness in an amount in excess of US$75 million becoming due and payable prior to the date on which it would otherwise become due and payable, and such indebtedness has not been discharged or such acceleration is not rescinded or annulled within a period of 30 days after written notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; or certain events of bankruptcy, insolvency or reorganization of the Company. The U.S. Indenture provides that the U.S. Trustee shall, with certain exceptions, notify the holders of Securities of each series issued pursuant to the U.S. Indenture of Events of Default known to it and affecting that series within 90 days after occurrence. The U.S. Trustee is protected if it withholds notice of any default (except in the payment of principal of or interest or premium, if any, on any series of Securities issued pursuant to the U.S. Indenture or the making of any mandatory sinking fund payment) to the holders so affected if the U.S. Trustee considers it in the interest of such holders to do so.

The U.S. Indenture provides that if an Event of Default with respect to any series of Securities issued pursuant to the U.S. Indenture shall have occurred and be continuing, either the U.S. Trustee or the holders of at least 25% in aggregate principal amount of Securities of that series then outstanding may declare the principal of all the Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest or premium, if any, on that series of Securities) may be waived by the holders of a majority in principal amount of the Securities of that series then outstanding.

Subject to the provisions of the U.S. Indenture relating to the duties of the U.S. Trustee, in case an Event of Default with respect to any series of Securities issued pursuant to the U.S. Indenture shall occur and be continuing, the U.S. Trustee shall be under no obligation to exercise any of the rights or powers in the U.S. Indenture at the request or direction of any of the holders of such series, unless such holders shall have offered to the U.S. Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the U.S. Indenture, the holders of a majority in principal amount of the Securities of each series issued pursuant to the U.S. Indenture affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee under the U.S. Indenture in respect of that series. The U.S. Indenture requires the annual filing by the Company with the U.S. Trustee of a report as to compliance with certain covenants contained in the U.S. Indenture.

     Successor Corporation

The U.S. Indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the law of a Canadian or U.S. jurisdiction and (ii) the payment of the principal of (and premium on, if any) and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions of the U.S. Indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form to the U.S. Trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property.

     Restriction on Secured Debt

The Company has covenanted in the U.S. Indenture that if in the future it, or any of its subsidiaries, shall secure any indebtedness for money borrowed, or any guarantees of such indebtedness, now or hereafter existing, by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties of the Company or any of its Canadian or U.S. Subsidiaries or on shares of stock of any Railroad Subsidiary of the Company, the Securities shall be secured by the

Mortgage equally and ratably with such other indebtedness or guarantee thereby secured; provided, however, that the foregoing shall not apply (i) to any Mortgage created on Railway Properties acquired or constructed after the date of the U.S. Indenture, within 90 days after the time of purchase or construction and commencement of full operation thereof, whichever is later, as security for the payment of any part of the purchase price or construction cost of such Railway Properties, (ii) in certain cases where the Company or any Subsidiary acquires Railway Properties subject to a pre-existing Mortgage or acquires a corporation with Railway Properties subject to such pre-existing Mortgage or acquires, merges with or is consolidated with a corporation whose shares or indebtedness are subject to a pre-existing Mortgage, (iii) to any conditional sales agreement or other title retention agreement with respect to Railway Properties acquired after the date of the U.S. Indenture or (iv) in certain cases, to refundings or renewals of the foregoing or of any secured debt of the Company or any of its Subsidiaries outstanding as of the date of the U.S. Indenture. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines, and the term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties. As used in the U.S. Indenture, the term “Subsidiary” means a corporation of which the majority of the outstanding voting shares is owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company; provided that no corporation shall become or shall be deemed to be a subsidiary of the Company for purposes of the U.S. Indenture if, and so long as, the Company does not control such entity by reason of any law, regulation, executive order or other legal requirement, including, without limitation, pursuant to any voting trust or similar arrangement entered into in connection with the acquisition of such corporation by the Company pending regulatory approval of such acquisition.

     Defeasance

The Company (a) will be discharged (“legal defeasance”) from any and all obligations in respect of Securities of any series issued pursuant to the U.S. Indenture (except for certain obligations including the obligation to register the transfer or exchange of Securities of such series, to replace destroyed, lost or stolen Securities of such series, to maintain paying agencies and to compensate and indemnify the U.S. Trustee) or (b) need not comply (“covenant defeasance”) with certain covenants including those described above under “— Restriction on Secured Debt,” and certain Events of Default as specified in the U.S. Indenture (such as those arising out of the failure to comply with such covenants) will no longer constitute Events of Default with respect to such series of Securities, in each case upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of or guaranteed by the U.S. government or any agency or instrumentality thereof (or certificates evidencing an ownership interest therein) which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide cash at such times and in such amounts as will be sufficient to pay the principal of (and premium on, if any) and the interest on the Securities of such series at Stated Maturity (as defined in the U.S. Indenture) or upon redemption in accordance with the terms of the Securities of that series (the “Defeasance Trust”). Such defeasances may be effected only if, among other things, (i) the Company has delivered to the U.S. Trustee an opinion of counsel to the effect that holders of the Securities of such series will not recognize income, gain or loss for United States federal or Canadian income tax purposes as a result of such defeasance and will be subject to tax in the same manner and at the same times as if such defeasance had not occurred and, in the case of legal defeasance pursuant to clause (a), indicating that a ruling to such effect has been received from or published by the U.S. Internal Revenue Service or that since the date of the U.S. Indenture there has been a change in applicable U.S. federal income tax law to such effect and (ii) the creation of the Defeasance Trust will not violate the United States Investment Company Act of 1940, as amended.

     Global Securities

Upon original issuance, each series of the Offered Securities will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the Offered Securities of such series represented thereby. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Notwithstanding any provision of the U.S. Indenture or the Offered Securities described herein, no Global Security may be exchanged in whole or in part for Offered Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Securities represented by such Global Security.

All Offered Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Securities represented thereby for all purposes under the Offered Securities and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Securities in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Securities represented thereby for any purpose under the Offered Securities or the U.S. Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants. Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. None of the Company or the U.S. Trustee or any of their respective agents will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Certain Notices

With respect to any Offered Securities represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. The Company believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Securities through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Securities may be given and received through the facilities of DTC. Neither the Company nor the U.S. Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Securities in global form.

With respect to any Offered Securities not represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

CREDIT RATINGS

The Company’s senior unsecured indebtedness currently has a rating of A- by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), A3 by Moody’s Investors Service, Inc. (“Moody’s”) and A (low) by Dominion Bond Rating Service Limited (“DBRS”). The Company expects that the Offered Securities will be assigned the same ratings by these rating agencies. An A- rating by S&P falls within the third highest of ten major rating categories. An A3 rating by Moody’s falls within the third highest of nine major rating categories. An A (low) rating by DBRS falls within the third highest of ten major rating categories.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each rating should be evaluated independently of any other rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency issuing such rating.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following describes the material U.S. federal income tax consequences of the ownership and disposition of the Offered Securities to initial U.S. Holders (as defined below) purchasing an Offered Security at its “issue price.” The “issue price” of an Offered Security will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of such series of Offered Securities is sold for money. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all as of the date hereof, any of which are subject to change, possibly on a retroactive basis. Moreover, this summary applies only to initial purchasers who hold Offered Securities as “capital assets” within the meaning of Section 1221 of the Code and does not describe all of the tax consequences that may be relevant to holders in light of their special circumstances or to holders subject to special rules, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities or foreign currencies, traders in securities or commodities that elect to mark to market their positions, persons holding Offered Securities as a hedge or integrated transaction, tax-exempt entities or U.S. Holders whose functional currency is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of an Offered Security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

Interest on the Offered Securities.  Interest accrued or received in respect of an Offered Security generally will be included in gross income as ordinary interest income at the time the interest accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. Interest income earned with respect to a note will constitute foreign-source income for U.S. federal income tax purposes, which may be relevant in calculating the foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.

Sale, Exchange or Retirement of the Offered Securities.  Upon the sale, exchange or retirement of an Offered Security, you generally will recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as described above) and your tax basis in the Offered Security. Your tax basis in an Offered Security generally will be equal to the cost of the Offered Security. Gain or loss generally will be U.S.-source income for purposes of computing your foreign tax credit limitation. In addition, this gain or loss generally will be capital gain or loss. Long-term capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 generally is taxed at a maximum rate of 15%. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Information returns may be filed with the U.S. Internal Revenue Service (the “IRS”) in connection with payments on the Offered Securities and the proceeds from a sale or other disposition of the Offered Securities. You may be subject to U.S. backup withholding on these payments if you fail to provide your taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding will be allowed as a credit against your federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) generally applicable to the holders of the Offered Securities sold pursuant to this prospectus supplement who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their Offered Securities as capital property, deal at arm’s length with the Company, do not use or hold and are not deemed to use or hold the Offered Securities in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, our counsel’s understanding of the current administrative practice of the Canada Revenue Agency, and the current provisions of the international tax convention entered into by Canada and the United States, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. This summary does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Security including the Non-Resident Holders.

Under applicable federal law, the Company is not required to withhold tax from interest or principal paid or credited by it on the Offered Securities to Non-Resident Holders.

Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length. No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Offered Securities or the receipt of interest or any premium thereon by Non-Resident Holders with whom the Company deals at arm’s length.

UNDERWRITING

Subject to the terms and conditions set forth in the pricing agreement, dated the date of this prospectus supplement, between the Company and the underwriters named below, for whom Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as representatives, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the principal amount of each series of Offered Securities set forth opposite its name below:

	Principal Amount		Principal Amount
Underwriters	of 2014 Notes		of 2018 Notes

Banc of America Securities LLC	US $	87,750,000	US $	87,750,000
Wachovia Capital Markets, LLC		87,750,000		87,750,000
BMO Capital Markets Corp.		24,917,000		24,917,000
BNP Paribas Securities Corp.		24,917,000		24,917,000
Citigroup Global Markets Inc.		24,917,000		24,917,000
J.P. Morgan Securities Inc.		24,917,000		24,917,000
RBC Capital Markets Corporation		24,916,000		24,916,000
Scotia Capital (USA) Inc.		24,916,000		24,916,000

Total	US $	325,000,000	US $	325,000,000

The pricing agreement provides that the obligations of the several underwriters to purchase the Offered Securities offered hereby are subject to certain conditions and that the underwriters will purchase all of the Offered Securities offered by this prospectus supplement if any of these Offered Securities are purchased.

We have been advised by the representatives that the underwriters propose to offer the Offered Securities directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of 0.350% of the principal amount of the 2014 Notes and 0.400% of the principal amount of the 2018 Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the Offered Securities to certain other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

We estimate that our expenses relating to this offering, excluding the underwriting commissions, will be approximately US$500,000. The underwriters have agreed to reimburse the Company for certain expenses incurred in connection with the offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The Offered Securities are new issues of securities with no established trading market. The Offered Securities will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Offered Securities after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Securities or that an active public market for the Offered Securities will develop. If an active public trading market for the Offered Securities does not develop, the market price and liquidity of the Offered Securities may be adversely affected.

In connection with the offering of the Offered Securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Offered Securities in the open market to cover short positions or to stabilize the price of the Offered Securities. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Offered Securities. The underwriters will not be required to engage in these activities, and may end any of these activities without notice.

Certain of the underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Banc of America Securities LLC, Wachovia Capital Markets, LLC, BMO Capital Markets Corp., BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., RBC Capital Markets Corporation, Scotia Capital (USA) Inc. (the “Connected Underwriters”) are affiliates of banks which are members of a syndicate of financial institutions that has made credit facilities available to the Company and to which the Company is currently indebted. Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” to the Connected Underwriters. As of March 31, 2008, letters of credit under the revolving credit facility of the Company amounted to $59 million. The Company is not in default of its obligations to such financial institutions. The decision to issue the Offered Securities and the determination of the terms of the distribution were made through negotiation between the Company, on the one hand, and the underwriters, on the other hand. The banks of which the Connected Underwriters are respectively affiliates did not have any involvement in such decision or determination. The underwriters will not receive any benefit in connection with this offering other than a portion of the underwriting commissions payable by the Company under the offering.

Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Securities in violation of the securities laws of any province or territory of Canada.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company, with respect to matters of Canadian federal and Québec laws, and by Davis Polk & Wardwell, with respect to matters of U.S. law. The validity of the Offered Securities will be passed upon for the underwriters by Sullivan & Cromwell LLP. Davis Polk & Wardwell and Sullivan & Cromwell LLP may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.

As of April 24, 2008, the partners and associates of Davis Polk & Wardwell and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com. For purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary at the above mentioned address and telephone number and is also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 17, 2007

CANADIAN NATIONAL RAILWAY COMPANY

US$2,500,000,000

Debt Securities

Canadian National Railway Company (the “Company”) may offer and issue from time to time unsecured debt securities (the “Securities”) in one or more series in an aggregate principal amount not to exceed US$2,500,000,000, or the equivalent, based on the applicable exchange rate at the time of offering, in Canadian dollars, U.S. dollars or such other currencies or units based on or relating to such other currencies, as shall be designated by the Company at the time of offering.

This prospectus does not qualify the issuance of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items.

The specific terms of any offering of Securities will be set forth in a prospectus supplement (a “prospectus supplement”) including, where applicable, the title of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

The Company may sell Securities to or through underwriters or dealers purchasing as principal or through agents. The applicable prospectus supplement will identify each underwriter or agent with respect to the Securities and will set forth the terms of the offering of such Securities, including, to the extent applicable, the proceeds to the Company, the underwriting fees or agency commissions, and any other fees, commissions or concessions to be allowed or reallowed to dealers. See “Plan of Distribution”. In this prospectus, unless the context otherwise indicates, the “Company” refers to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in and form an integral part of this prospectus:

(1)	the Annual Information Form of the Company dated February 12, 2007 for the year ended December 31, 2006;

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2005 and notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as contained in the Company’s 2006 Annual Report;

(3)	the Company’s Management’s Discussion and Analysis contained in the Company’s 2006 Annual Report;

(4)	the Company’s Management Information Circular dated March 6, 2007 prepared in connection with the Company’s annual meeting of shareholders held on April 24, 2007;

(5)	the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2007 and notes related thereto prepared in accordance with U.S. GAAP, including the Company’s Management’s Discussion and Analysis related thereto; and

(6)	the material change report of the Company dated July 23, 2007 relating to the implementation of the Company’s normal course issuer bid.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of the Company’s fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such supplement, but only for purposes of the offering of such Securities.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.

AVAILABLE INFORMATION

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the Securities and Exchange Commission (“SEC”). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

The Company has filed with the SEC a Registration Statement on Form F-9 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities and of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

This prospectus includes or incorporates by reference “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company and the companies or partnerships in which it has equity investments, and other such matters, are forward looking statements. These forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments and synergies resulting from the transactions referred to herein as well as other factors it believes are appropriate in the circumstances. While there may be a risk of recession in the U.S. economy, the Company’s assumption is that positive economic conditions in North America and globally will continue. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including the special considerations and risks discussed in this prospectus and the documents incorporated herein by reference; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and the companies or partnerships in which it has equity investments; competitive actions by other companies; changes in laws or regulations, including environmental regulatory compliance; actions by regulators, the availability and price of energy commodities, currency and interest rate fluctuations, potential increases in maintenance and operating costs, uncertainties of investigations, proceedings or other type of claims and litigation, labour negotiations and disputes, risks and liabilities arising from derailments, inflation, various events that could disrupt operations, including severe weather conditions, droughts, floods and earthquakes, and other factors, many of which are beyond the control of the Company and the companies or partnerships in which it has equity investments. Consequently, all of the forward looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company and the companies or partnerships in which it has equity investments.

THE COMPANY

Overview

The Company is engaged in the rail and related transportation business. The Company’s network of approximately 20,200 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. The Company’s marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give the Company’s customers access to all three North American Free Trade Agreement (NAFTA) nations.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9, and its telephone number is (514) 399-5430. The Company’s common shares are listed for trading on the Toronto Stock Exchange under the symbol “CNR” and the New York Stock Exchange under the symbol “CNI”.

USE OF PROCEEDS

Except as may otherwise be set forth in a prospectus supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

CAPITALIZATION

The following table sets forth the capitalization of the Company as at December 31, 2006 and September 30, 2007 based on U.S. GAAP. The capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and terms of such Securities are not presently known.

This table should be read in conjunction with the audited consolidated financial statements and the unaudited interim consolidated financial statements of the Company and related notes thereto incorporated by reference in this prospectus.

	December 31, 2006	September 30, 2007
	(In millions, except percentages)

Current portion of long-term debt	$218	$293
Long-term debt	5,386	5,342

Total debt	5,604	5,635

Shareholders’ equity Common shares	4,459	4,359
Accumulated other comprehensive loss	(44)	(257)
Retained earnings	5,409	5,557

Total shareholders’ equity	9,824	9,659

Total capitalization	$15,428	$15,294

Ratio of total debt to total capitalization	36.32%	36.84%

EARNINGS COVERAGES

The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2006 and September 30, 2007 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of these dates. These coverage ratios do not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

	Twelve months ended	Twelve months ended
	December 31, 2006	September 30, 2007

Earnings coverage (U.S. GAAP)	9.75 times	8.85 times

Earnings coverage is equal to net income before interest and income taxes divided by interest expense on all debt.

Based on U.S. GAAP, the Company’s interest expense requirements amounted to $312 million and $331 million for the twelve-month periods ended December 31, 2006 and September 30, 2007, respectively. Also based on U.S. GAAP, the Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2006 and September 30, 2007 were $3,041 million and $2,930 million, respectively, which is 9.75 times and 8.85 times the Company’s interest expense requirements for these periods.

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SECURITIES

The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities the Company may offer will be described in greater detail in the related prospectus supplement and which may provide information that is different from this prospectus. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus. Senior Securities of the Company may be issued under a senior indenture, dated as of May 1, 1998 (the “Canadian Senior Indenture”), as amended and restated by an Amended and Restated Trust Indenture dated as of June 1, 1998, between the Company and BNY Trust Company of Canada (formerly The Trust Company of Bank of Montreal), as trustee, or under a senior indenture dated as of June 1, 1998 between the Company and The Bank of New York, as trustee (the “U.S. Senior Indenture” and together with the Canadian Senior Indenture, the “Senior Indentures”). Senior Securities issued under the Canadian Senior Indenture will not be offered or sold to persons in the United States. Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999 (the “Subordinated Indenture”), as amended and supplemented, between the Company and BNY Trust Company of Canada (formerly The Trust Company of Bank of Montreal). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a prospectus supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the “indentures”, and the trustees under the indentures are sometimes referred to collectively as the “trustees”.

The following summary of certain provisions of the indentures and the Securities is not meant to be complete. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related prospectus supplement. Prospective investors should rely on information in the prospectus supplement if it is different from the following information.

Unless otherwise indicated, references to the “Company” in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

The indentures do not limit the aggregate principal amount of Securities the Company or any of its subsidiaries may issue and do not limit the amount of other indebtedness they may incur. The Company may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a prospectus supplement,

•	Securities will be unsecured obligations of the Company;

•	senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company; and

•	subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).

A prospectus supplement will describe the following terms of any series of Securities the Company may offer and may include the following:

•	the title of the Securities;

•	any limit on the aggregate principal amount of Securities that may be issued;

•	the date(s) of maturity;

•	the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payment dates or the method for determining such date(s);

•	the covenants applicable to the Securities;

•	any mandatory or optional sinking fund or analogous provisions;

•	the date(s), if, any, and the price(s) at which the Company is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder’s option to purchase, such series of Securities and other related terms and provisions;

•	the index used to determine any payments to be made on the Securities;

•	the currency or currencies of any payments to be made on the Securities;

•	whether or not the Securities will be issued in global form, their terms and the depositary;

•	the terms upon which a global note may be exchanged in whole or in part for other Securities;

•	the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

•	any other terms of the series of Securities.

In addition to new issues of Securities, this prospectus may be used in connection with the remarketing of outstanding Securities, in which case the terms of the remarketing and of the remarketed Securities will be set forth in the prospectus supplement.

Conversion or Exchange of Securities

If applicable, the prospectus supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of the Company. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of the Company. The Company also will describe in the prospectus supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.

Events of Default

Under the indentures, an “event of default” with respect to any series of Securities includes any of the following:

•	failure to pay any principal or premium, when due;

•	failure to pay any interest when due, and this failure continues for 30 days;

•	failure to pay any sinking fund installment when due;

•	failure to perform any covenant or agreement relating to the Securities or in the indenture, and the failure continues for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

•	failure to pay principal when due, or acceleration, of any indebtedness of the Company in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding (this provision applies to the Senior Indentures only);

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided for that series of Securities.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify the Company (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. The Company will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.

No event of default with respect to any particular series of Securities necessarily constitutes an event of default with respect to any other series of Securities.

Subordinated Securities

The terms of a series of subordinated Securities will be set forth in the relevant indenture and the prospectus supplement. The subordinated Securities will be unsecured obligations of the Company and will be subordinate in right of payment to certain other indebtedness of the Company. Unless otherwise indicated in the related prospectus supplement, the indentures do not contain any restriction on the amount of senior or subordinated indebtedness that the Company may incur. The subordinated Securities will be subordinate to senior debt securities of the Company.

Satisfaction and Discharge of Indentures

The Company may terminate its obligation with respect to a series of Securities under the indentures if:

•	all the outstanding Securities of a series have been delivered to the trustee for cancellation;

•	the Company has paid all sums it is required to pay under the respective indenture; or

•	the Company deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the applicable indenture to the stated maturity date or a redemption date of the Securities.

Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.

Modification and Waiver

The Company and the trustees may modify or amend the indentures by obtaining the 66 2/3% approval of the holders of the outstanding Securities of each series that is affected in the case of the Senior Indentures and the majority approval in the case of the Subordinated Indenture. However, certain changes can be made only with the consent of each holder of an outstanding series of Securities. In particular, each holder of the series must consent to changes in:

•	the stated maturity date;

•	the principal, premium, or interest payments, if any;

•	the place or currency of any payment;

•	the rights of holders to enforce payment;

•	the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

•	if applicable, the subordination provisions.

Except as otherwise specified for a series of Securities, the holders of at least 66 2/3% in aggregate principal amount of the outstanding Securities of any series issued in the case of the Senior Indentures, and at least a majority thereof in the case of the Subordinated Indenture, can consent, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

•	a default in any payments due under the U.S. Senior Indenture or the Subordinated Indenture or in payment of principal under the Canadian Senior Indenture; and

•	a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.

Consolidation, Merger and Sale of Assets

Each indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the law of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.

Restrictions on Secured Debt

The Company has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties of the Company or any of its Canadian or United States subsidiaries or on any shares of stock of any Railroad Subsidiary, without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured. The negative pledge covenant is subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term “Railroad Subsidiary” means a subsidiary whose principal assets are Railway Properties; and the term “subsidiary”, subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers purchasing as principal or through agents.

The prospectus supplement will set forth the terms of the offering and the method of distribution, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, the proceeds to the Company from the sale of the Securities, any public offering price, any underwriting fee, discount or commission and any fees, discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any fees, discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices or at negotiated prices.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

One or more firms, referred to as “remarketing firms”, may also offer or sell Securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for the Company. These remarketing firms will offer or sell the Securities pursuant to the terms of the Securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with the Company and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under securities legislation, or to contribution in respect thereof, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

RISK FACTORS

Investment in the Securities is subject to a number of risks. Before deciding whether to invest in any Securities, investors should carefully consider the risks identified and discussed in the AIF and the Management’s Discussion and Analysis of the Company which are incorporated by reference herein (including subsequently filed documents incorporated by reference) and those described or incorporated by reference in a prospectus supplement relating to a specific offering of Securities.

TAXATION

The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an initial investor acquiring the Securities, including whether payments of principal, premium, if any, and interest in respect of the Securities will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, Securities that are issued at an original issue discount or subject to early redemption or other special terms.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to a series of Securities, certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company and by Davis Polk & Wardwell, New York, New York, with respect to matters of United States law. Davis Polk & Wardwell may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.

As of November 29, 2007, the partners and associates of Davis Polk & Wardwell owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company for each of the two years in the period ended December 31, 2006 incorporated by reference in this prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

ENFORCEABILITY OF CIVIL LIABILITIES
UNDER THE U.S. FEDERAL SECURITIES LAWS

The Company is a Canadian company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus is a part: (i) the documents listed in the first paragraph under “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP, independent accountants; (iii) powers of attorney from directors and officers of the Company; (iv) the U.S. Senior Indenture and the Subordinated Indenture; and (v) Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Canadian National Railway Company

We have read the short form base shelf prospectus of Canadian National Railway Company (the “Company”) dated December 17, 2007 relating to the offering of up to US$2,500,000,000 of Debt Securities of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and December 31, 2005, and the consolidated statements of income, comprehensive income, change in shareholders’ equity and cash flows for each of the years of the three-year period ended December 31, 2006. Our report is dated February 12, 2007.

(Signed) KPMG LLP
Chartered Accountants
Montreal, Canada
December 17, 2007

US$650,000,000

Canadian National Railway Company
US$325,000,000  4.95% Notes due 2014
US$325,000,000  5.55% Notes due 2018

PROSPECTUS SUPPLEMENT
April 24, 2008

Joint Book-Running Managers
Banc of America Securities LLC
Wachovia Securities

Co-Managers

BMO Capital Markets
BNP PARIBAS
Citi
JPMorgan
RBC Capital Markets
Scotia Capital